UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:                                 Form 20-F                          Form 40-F  __X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  April 29, 2010

By: /s/ Bernard J. Pitz__________________

       Bernard J. Pitz, Chief Financial Officer

TSX

SYMBOL:  ITP

Intertape Polymer Group Reports First Quarter 2010 Results

MONTREAL, QUEBEC and BRADENTON, FLORIDA – April 29, 2010 – Intertape Polymer Group Inc. (TSX: ITP) ("Intertape" or the "Company") today released results for the first quarter ended March 31, 2010. All dollar amounts are US denominated unless otherwise indicated.

First Quarter Highlights

•

Sales increased 24.5% to $173.1 million

•

Strong top-line performance from both divisions

•

Continued strong contribution from new products

•

EBITDA of $8.0 million, up 19.4% from prior year

“Intertape’s sales increased markedly during the first quarter, a result of the continued traction of our new high-margin products, as well as from generally improved market conditions,” said Intertape’s Chairman, Eric E. Baker. “Our Engineered Coated Products (“ECP”) division was able to post an improvement in sales volume, despite continued weakness in the construction and building markets.  While we have experienced top line growth, our bottom line continues to be affected primarily by high raw material costs and an industry environment that has inhibited our pricing ability.

Net loss for the first quarter of 2010 was $5.8 million or $0.10 per share, both basic and diluted, compared to a loss of $6.7 million or $0.11 per share, both basic and diluted, for the same period last year. Continued increases in raw material costs combined with a lack of pricing power continued to impact gross margins. Higher selling, general and administrative (SG&A) expenses in a number of categories, including a significant bad debt in the ECP division further affected profitability.

First quarter sales of 2010 increased 24.5% to $173.1 million, compared to $139.1 million for the first quarter of 2009 and up 7.7% sequentially from $160.8 million for the fourth quarter of 2009. Sales for the quarter benefited from improved economic conditions, new products, and channel and market development. On a year-over-year basis, sales for the Tapes and Films (“T&F”) Division for the first quarter of 2010 increased by 26.0% to $145.3 million while sales for the ECP Division increased by 17.2% to $27.8 million. Selling prices for the first quarter of 2010 were approximately equal to those for the first quarter of 2009 and increased approximately 2% compared to the fourth quarter of 2009 due to product and channel mix.

Gross profit for the first quarter of 2010 totaled $19.6 million, compared to $14.8 million a year ago, reflecting a $6.0 million increase in the T&F Division and a $1.1 million decrease in the ECP Division. The gross margin increased to 11.3% in first quarter of 2010 from 10.7% for the prior year. Gross profit for the first quarter of 2010 was higher primarily due to higher sales volume which was partially offset by resin-based raw material costs increasing more than selling prices.

SG&A expenses were $18.9 million for the first quarter of 2010, $3.5 million higher than the $15.4 million for the first quarter of 2009, mainly due to higher selling expenses associated to improved sales volume as well as an increase in professional services and bad debt expenses. Sequentially, SG&A expenses declined $1.1 million over the fourth quarter of 2009 due to the non-recurrence of certain costs that were referenced in the fourth quarter results.

EBITDA for the first quarter of 2010 was $8.0 million compared to $6.7 million for each of the first and fourth quarters of 2009 respectively. EBITDA for the first quarter was higher sequentially from the fourth quarter of 2009 primarily due to lower SG&A expenses and a $1.1 million charge in the fourth quarter of 2009 for the closure of the Hawkesbury, Ontario facility partially offset by lower gross profit.

The Company generated cash flows from operating activities before changes in working capital items for the first quarter of $4.8 million compared to $1.4 million in the first quarter last year. Cash flows from operating activities decreased in the first quarter of 2010 by $13.6 million to negative $1.6 million from positive $11.9 million in the first quarter a year ago.  In the first quarter of 2010, changes in working capital items resulted in a net use of funds of $6.5 million. Reflecting higher sales during the first quarter of 2010, trade and other receivables increased by $10.4 million and inventories by $9.1 million, respectively. These amounts were partially offset by the $12.6 million increase in accounts payable and accrued liabilities.

The continued efforts to better manage the balance sheet through the first quarter are well reflected in Days Sales Outstanding and Days Inventory when compared with last year declined from 46 days to 43 days and from 61 days to 49 days, respectively.

Outlook

“Our first quarter results set the stage for an improving 2010. Sales rebounded nicely on the strength of our product offerings and signs of recovery in the general economy. In the second quarter, we expect sales and EBITDA to increase over the first quarter,” said Intertape’s Executive Director, Melbourne F. Yull.  “We are encouraged by recent data on U.S. housing starts and building permits which signal the start of a recovery in the construction and building industry.

“Moreover, our margins should start to return to more normalized levels as we enter the third quarter due to anticipated decreases in raw material input costs, and announced selling price increases. Traditionally 60-90 days are required to fully benefit from these actions as the effects work through our operations. In addition, we expect to realize some of the savings from our expense reduction program, which is now tracking beyond the original 2010 estimate of $12.5 million. The full positive impact of these combined initiatives will be felt in the latter half of this year,” concluded Mr. Yull.

Segmented Information

Tapes and Films Division

Sales for the T&F Division for the first quarter of 2010 totaled $145.3 million, representing a 26.0% increase compared to $115.4 million for the first quarter of 2009 and 7.4% increase over sales of $135.3 million for the fourth quarter of 2009. Sales volume increased approximately 24% compared to the first quarter of 2009 and approximately 4% sequentially over the fourth quarter of 2009. Sales volumes continued to be strong across all product lines, stimulated by improved economic conditions and several new products launched over the past few quarters. Selling prices declined approximately 1% in the first quarter as compared to the first quarter of 2009 and increased approximately 2% in relation to the fourth quarter of 2009.

Gross profit for the T&F Division for the first quarter of 2010 totaled $18.7 million at a gross margin of 12.9% compared to $12.7 million at a gross margin of 11.0% for the first quarter last year reflecting higher sales and ongoing productivity improvement programs partially offset by higher resin-based raw material costs. On a sequential basis, gross profit was basically flat with the $18.8 million reported for the fourth quarter of 2009.

T&F Division's EBITDA was $9.3 million compared to $6.5 million for the comparable period a year ago and $9.4 million for the fourth quarter of 2009. The increase in EBITDA in the first quarter compared to the first quarter of 2009 was due to higher gross profit partially offset by higher selling costs associated with increased sales.

Tapes and Films Division EBITDA Reconciliation to Net Earnings (in millions of US dollars)
(unaudited)	Three months ended
	March 31, 2010	December 31, 2009	March 31, 2009
	$	$	$
Divisional earnings (loss) before income taxes	2.1	1.8	(0.8)
Depreciation and amortization	7.2	7.6	7.3
EBITDA	9.3	9.4	6.5

Engineered Coated Products Division

Sales for the ECP Division for the first quarter were $27.8 million, representing a 17.2% increase when compared to $23.7 million for the first quarter a year ago and 9.0% increase over sales of $25.5 million for the fourth quarter of 2009. Sales volume increased approximately 12% and 1% for the first quarter of 2010 compared to the first quarter of 2009 and the fourth quarter of 2009, respectively. While the construction and building markets remained weak, the ECP Division benefitted from new products launched and improved product and channel mix. The later factors also had a positive impact on selling prices which increased approximately 5% in the first quarter of 2010 as compared to the first quarter of 2009 and increased approximately 2% over the fourth quarter of 2009.

Gross profits for the ECP Division for the first quarter totaled $0.9 million at a gross margin of 3.4%, compared to $2.1 million at a gross margin of 8.8% for the first quarter of 2009 and $1.4 million at a gross margin of 5.5% for the fourth quarter of 2009. Gross profit for the first quarter was negatively impacted by higher resin-based raw material costs, continued pricing pressures and increased bad debt expenses.

EBITDA for the first quarter of 2010, first quarter of 2009, and fourth quarter of 2009 was negative $0.8 million, positive $0.8 million and negative $0.8 million, respectively.  The decrease in EBITDA in the first quarter compared to the first quarter of 2009 was due to lower gross profit, higher bad debt expense and higher selling costs associated with increased sales.

ECP Division EBITDA Reconciliation to Net Earnings (in millions of US dollars)
(unaudited)	Three months ended
	March 31, 2010	December 31, 2009	March 31, 2009
	$	$	$
Divisional earnings (loss) before income taxes	(2.7)	(2.8)	(0.8)
Depreciation and amortization	1.9	2.0	1.6
EBITDA	(0.8)	(0.8)	0.8

Non-GAAP Information

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to GAAP net earnings is set out in the EBITDA reconciliation table below.  EBITDA should not be construed as earnings before income taxes, net earnings or cash from operating activities as determined by GAAP.  The Company defines EBITDA as net earnings (loss) before (i) income taxes (recovery); (ii) financial expenses, net of amortization; (iii) refinancing expense, net of amortization; (iv) amortization of other intangibles and capitalized software costs; and (v) depreciation.  The term “EBITDA” does not have any standardized meaning prescribed by GAAP in Canada or in the United States and is therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA is not a measurement of financial performance under GAAP and should not be considered as an alternative to cash flows from operating activities or as an alternative to net earnings as an indicator of Intertape’s operating performance or any other measures of performance derived in accordance with GAAP.  The Company has included this non-GAAP financial measure because it believes that it allows investors to make a more meaningful comparison of Intertape’s performance between periods presented.  In addition, EBITDA is used by management and the Company’s lenders in evaluating the Company’s performance.

EBITDA Reconciliation to Net Earnings (Loss) (unaudited) ( in millions of US dollars)
	Three months ended
	March 31, 2010	December 31, 2009	March 31, 2009
	$	$	$
Net loss – as reported	(5.8)	(8.5)	(6.7)
Add back:
Financial expenses, net of amortization	3.6	2.8	4.4

Income taxes (recovery)	0.9	2.7	(0.2)
Depreciation and amortization	9.4	9.7	9.2
EBITDA	8.0	6.7	6.7

Conference Call

A conference call to discuss Intertape's 2010 first quarter results will be held April 30, 2010, at 10 A.M. Eastern Time. Participants may dial 1-800-230-1092 (U.S. and Canada) and 1-612-288-0337 (International).

You may access a replay of the call by dialing 1-800-475-6701 (U.S. and Canada), or 1-320-365-3844 (International), and entering the Access Code 154816. The recording will be available from Friday, April 30, 2010 at 12:00 P.M. until Sunday, May 30, 2010 at 11:59 P.M., Eastern Time.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,000 employees with operations in 16 locations, including 13 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this press release constitute forward-looking information within the meaning of the applicable Canadian securities legislation and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, financial condition or results.  Particularly, statements about the Company’s objectives and strategies to achieve those objectives are forward-looking statements and are identified by terms such as “believe,” “expect,” “intend,” “anticipate,” and similar expressions.  While these statements are based on certain factors and assumptions, which management considers to be reasonable based on information currently available to it, they may prove to be incorrect.  Forward-looking information involves known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements.  The risks include, but are not limited to, exchange rate risk, general business, economic and political conditions, fluctuations in the amount of available funds under the Company’s ABL, ability to meet debt service obligations, cost and availability of raw materials, timing and market acceptance of new products, competition, international operations, compliance with environmental regulations, protection of intellectual property and the reactions of the marketplace to the foregoing.  A discussion of risk factors is also contained in the Company’s filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission (“SEC”).  Except as required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  This press release contains certain non-GAAP financial measures as defined under SEC rules.  The Company believes such non-GAAP financial measures improve the transparency of the Company’s disclosures, and improves the period-to-period comparability of the Company’s results from its core business operations.  As required by SEC rules, the Company has provided a reconciliation of these measures to the most directly comparable GAAP measures.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison Communications

Rick Leckner/Pierre Boucher

514-731-0000

Intertape Polymer Group Inc.

Consolidated Earnings

Three months ended March 31,
(In thousands of US dollars, except per share amounts)
(Unaudited)

	2010	2009
	$	$
Sales	173,120	139,068
Cost of sales	153,493	124,252
Gross profit	19,627	14,816

Selling, general and administrative expenses	18,904	15,416
Stock-based compensation expense	262	258
Research and development expenses	1,492	1,373
Financial expenses
Interest	3,749	4,085
Other	122	494
	24,529	21,626
Loss before income taxes	(4,902)	(6,810)
Income taxes (recovery)
Current	102	9
Future	791	(167)
	893	(158)
Net loss	(5,795)	(6,652)

Loss per share
Basic	(0.10)	(0.11)
Diluted	(0.10)	(0.11)

Intertape Polymer Group Inc.

Consolidated Deficit

Three months ended March 31,
(In thousands of US dollars)
(Unaudited)

	2010	2009
	$	$
Balance, beginning of period	(174,909)	(160,533)
Net loss	(5,795)	(6,652)
Balance, end of period	(180,704)	(167,185)

Intertape Polymer Group Inc.

Consolidated Comprehensive Income (Loss)

Three months ended March 31,
(In thousands of US dollars)
(Unaudited)

	2010	2009
	$	$
Net loss	(5,795)	(6,652)

Other comprehensive income (loss)
Changes in fair value of interest rate swap agreements, designated as cash flow hedges (net of future income taxes of nil, nil in 2009)	(316)	(839)
Settlements of interest rate swap agreements, recorded in the consolidated earnings (net of income taxes of nil, nil in 2009)	312
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of future income taxes of nil, nil in 2009)	515	(741)
Settlements of forward foreign exchange rate contracts, recorded in the consolidated earnings (net of income taxes of nil, nil in 2009)	(90)	54
Reduction in net investment in a foreign subsidiary		(125)
Change in accumulated currency translation adjustments	2,149	(4,474)
Other comprehensive income (loss)	2,570	(6,125)
Comprehensive income (loss) for the period	(3,225)	(12,777)

Intertape Polymer Group Inc.

Consolidated Cash Flows

Three months ended March 31,
(In thousands of US dollars)
(Unaudited)

	2010	2009
	$	$
OPERATING ACTIVITIES
Net loss	(5,795)	(6,652)
Non-cash items
Depreciation and amortization	9,327	9,165
Accretion expense – asset retirement obligation	45
Loss on disposal of property, plant and equipment	183	19
Write-down of inventories	365	101
Reversal of a portion of write-down of inventories	(10)	(1,608)
Future income taxes	791	(167)
Stock-based compensation expense	262	258
Pension and post-retirement benefits funding in excess of amounts expensed	(1)	472
Unrealized foreign exchange gain	(317)	(66)
Foreign exchange gain resulting from reduction in net investment in a foreign subsidiary		(125)
Other	(21)
Cash flows from operations before changes in working capital items	4,829	1,397
Changes in working capital items
Trade receivables	(8,650)	2,952
Other receivables	(1,727)	567
Inventories	(9,080)	14,111
Parts and supplies	90	(198)
Prepaid expenses	288	(856)
Accounts payable and accrued liabilities	12,613	(6,042)
	(6,466)	10,534
Cash flows from operating activities	(1,637)	11,931

INVESTING ACTIVITIES
Proceeds on the settlements of forward foreign exchange rate contracts subsequent to the discontinuance of the related hedging relationships	647
Property, plant and equipment	(2,538)	(5,086)
Proceeds on the disposal of property, plant and equipment and other assets	122
Other assets	56
Intangible assets		(301)
Cash flows from investing activities	(1,713)	(5,387)

FINANCING ACTIVITIES
Long-term debt	11,084
Repayment of long-term debt	(2,373)	(15,530)
Cash flows from financing activities	8,711	(15,530)
Net increase (decrease) in cash	5,361	(8,986)
Effect of foreign currency translation adjustments	(203)	(414)
Cash, beginning of period	3,671	15,390
Cash, end of period	8,829	5,990

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As at
(In thousands of US dollars)
(Unaudited)

	March 31, 2010	December 31, 2009
	$	$
ASSETS
Current assets
Cash	8,829	3,671
Trade receivables	82,894	74,161
Other receivables	4,787	3,052
Inventories	88,072	79,001
Parts and supplies	15,188	15,203
Prepaid expenses	3,415	3,693
Derivative financial instruments (Note 12)	1,216	1,438
Asset held-for-sale		149
Future income taxes (Note 5)	11,939	11,860
	216,340	192,228
Property, plant and equipment	268,572	274,470
Other assets	22,121	21,869
Intangible assets	3,433	3,550
Future income taxes (Note 5)	43,624	43,736
	554,090	535,853

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	80,831	68,228
Installments on long-term debt (Note 7)	1,737	1,721
	82,568	69,949
Long-term debt (Note 7)	223,627	215,281
Pension and post-retirement benefits	10,349	10,200
Derivative financial instruments (Note 12)	1,552	1,548
Other liabilities (Note 8)	1,154	1,072
	319,250	298,050
SHAREHOLDERS’ EQUITY
Capital stock (Note 9)	348,143	348,143
Contributed surplus (Note 9)	14,423	14,161

Deficit	(180,704)	(174,909)
Accumulated other comprehensive income (Note 10)	52,978	50,408
	(127,726)	(124,501)
	234,840	237,803
	554,090	535,853

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